OMB APPROVAL
OMB Number: 3235-0116
Expires: May 31, 2011
Estimated average burden
Hours per response: 8.7

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Sharpe Resources Corporation (Registrant)
Date: September 12, 2008
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the six months ending June 30, 2008. The MD&A was prepared as of August 25, 2008 and should be read in conjunction with the Consolidated Financial Statements for the Three and six Months Ended June 30, 2008 and the audited Annual Consolidated Financial Statements for the Years ended December 31, 2007 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the Canada Business Corporations Act and its common shares are listed in the United States on the OTC:BB symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation is currently engaged in the development of coal projects in the central Appalachian region of the eastern United States.

Results of Operations

The net loss for the six months ending June 30, 2008 was $231,744 as compared to the net loss of $179,521 for the six months ending June 30, 2007 an increase of $52,223. Although Operating and General and administrative expenses decreased by $$20,328 and $26,598 respectively, it was offset by an increase of $100,569 in Stock-option compensation from $90,232 for the six months ending June 30, 2007 to $190,801 for the six months ending June 30, 2008. On May 8, 2008, the Company granted options to purchase a total of 1,700,000 common shares to directors and officers of the Company. The options are exercisable at $0.10 (Canadian) and expire on May 8, 2013. For the purposes of the 1,700,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years. The estimated value of $190,801 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

Revenue increased from $9,769 for the six months ending June 30, 2007 to $12,205 for the six months ending June 30, 2008 and represents interest income and various small override interests in petroleum and natural gas properties.

On January 7, 2008, the Company acquired a 100% interest in Standard. The cash and stock transaction includes a cash payment of $250,000 and the issuance of 2 million shares of the Company's common stock valued at $0.068 (Canadian) per share (Shares to be issued). Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.

On June 12, 2008, the Company announced that RSM has reached an agreement in principle with the Company to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the project up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Company. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors consisting of Robert

N. Granger (chairman) Mackenzie I. Watson and James C. Dunlap to evaluate finalize and recommend the transaction to the Board of Directors of RSM if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with Standard a subsidiary of the Company. The joint venture will involve the opportunity for RSM to earn a 40% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 40% interest by advancing four projects to production over the next 12 months.

Liquidity and Capital Resources

The Corporation’s cash balance at June 30, 2008 was $63,652 compared to $292,434 at December 31, 2007. Total assets at June 30, 2008 were $2,245,021 compared to $554,548 at December 31, 2007. This increase is a direct result of an increase in Mining interest from zero at December 31, 2007 to $996,447 at June 30, 2008. On January 7, 2008 the Company acquired a 100% interest in Standard Energy Company. Standard Energy’s primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Details of the acquisition are shown in Note 9 of the Consolidated Financial Statements for the Three and Six Months Ending June 30, 2008.

Total Current Liabilities increased from $845,517 at December 31, 2007 to $2,233,785 at June 30, 2008. Accounts payable and accrued liabilities increased from $147,486 at December 31, 2007 to $251,250 at June 30, 2008 an increase of $103,764. Due to related parties increased from $134,213 at December 31, 2007 to $1,418,717 at June 30, 2008 an increase of $1,284,504 (see Transactions with Related Parties below for details).

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 46,619,863 are outstanding at June 30, 2008. Also at June 30, 2008 the Corporation had outstanding options to purchase 3,780,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2010 to May 2013. On May 8, 2008, the Company granted options to purchase a total of 1,700,000 common shares to directors and officers of the Company. The options are exercisable at $0.10 (Canadian) and expire on May 8, 2013. For the purposes of the 1,700,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years. The estimated value of $190,801 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

There are no warrants outstanding at June 30, 2008.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:
2007		2006	2005
Selected Operating Data
Revenue	$10,808	$20,885	$17,644
Production Costs	($26,210)	($32,544)	($5,648)
Expenses	($225,425)	($100,968)	($139,078)
Management Fee	($15,000)	($154,000)	$0
Gain on disposal of asset	$0	$0	$416,320
Write-off of an option to acquire
mineral property	$0	($78,125)	$0
Net (loss) income for the period	($255,827)	($344,752)	$289,238
(Loss) earnings per share - basic	($0.01)	($0.01)	$0.01
(Loss) earnings per share - diluted	($0.01)	($0.01)	$0.01
2007		2006	2005
Selected Balance Sheet Data
Total Assets	$554,548	$454,866	$417,695
Long Term Debt	$0	$0	$0
Capital Stock	($11,463,430)	($11,174,108)	($10,999,986)
Warrants	($0)	($204,408)	$0
Deficit	($12,020,861)	($11,765,034)	($11,420,282)
Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:
3 Mos.	3 Mos.	3 Mos.	3 Mos.
Ending June	Ending	Ending Dec.	Ending Sept
30, 2008	Mar. 31	31 2007	30 2007
2008
Revenue	$11,901	$304	$645	$394
Expenses	($228,470)	($15,479)	($60,752)	($16,593)
Write-off
the Option	$0	$0	$0	$0
Net Income
(Loss)	($216,569)	($15,175)	($60,107)	($16,199)
Net Income
(Loss) per
Common
share basic
and diluted	($0.00)	($0.00)	($0.01)	($0.00)
Transactions with Related Parties
3 Mos. Ending June 30 2007 $9,134 ($134,547)	3 Mos. Ending Mar 31, 2007 $635 ($54,743)	3 Mos. Ending Dec. 31, 2006 $2,198 ($49,935)	3 Mos. Ending Sept. 30, 2006 $5,955 ($16,186)
$0	$0	($78,125)	$0
($125,413)	($54,108)	($125,862)	($10,231)
($0.00)	($0.00)	($0.01)	$0.00

Following is a summary of the related party transactions of the Corporation:

June 30, 2008			December 31, 2007
Due From Related Party	Standard Energy Company (i)	$0 $0	$250,000 $250,000
Due To Related Parties	Roland M. Larsen (ii) Roland M. Larsen(iii) Royal Standard Minerals Inc. (iv)	$25,400 $328,301 $1,065,016 $1,418,717	$25,400 $0 $108,813 $134,213
(i)
The purpose of this transaction was to acquire an asset that Sharpe would become an interest holder in the project either in Standard Energy Company ("Standard") or a direct interest in the Kingwood Coal Project. Standard is related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment. On January 7, 2008, the decision was made to have Sharpe acquire 100% interest in Standard as described in Note 9(a).
(ii)
This loan is payable to an officer and director of the Company and was used to fund payables. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) This loan is payable to an officer and director of the Company and was used to fund payables. It is unsecured, non-interest bearing, and has no date set for repayment.

(iv) RSM is a related company by virtue of common management and common directors. This capital was used to fund a new Royal Standard Minerals US subsidiary. Subsequent to June 30, 2008, the Company repaid $1,000,000 to RSM.

These transactions are in the normal course of operations and are considered to be in the best interest of all shareholders to support corporate growth and future development and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm’s length equivalent value).

Changes in Accounting Policies

Changes in accounting policies are explained in detail in Note 2 of the Consolidated Financial Statements for the Three and Six Months Ended June 30, 2008 and Note 2 of the Corporation’s Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005.

Subsequent Events

Subsequent to June 30, 2008, the Company repaid $1,000,000 to RSM which was used to fund a new Royal Standard Minerals US subsidiary.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation’s ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results to be different than anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen President

Heathsville, VA August 25, 2008